

Mail Stop 4546

January 05, 2017

William Hunter
President and Chief Executive Officer
Cardiome Pharma Corp.
1441 Creekside Drive, 6th Floor
Vancouver, British Columbia
Canada V6J 4S7

> **Re: Cardiome Pharma Corp.**
> **Form 40-F for Fiscal Year Ended December 31, 2015**
> **Filed March 29, 2016**
> **File No. 000-29338**

Dear Mr. Hunter:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance